January 14, 2026

Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Investment Corp. VIII
195 US Hwy 50, Suite 207
Zephyr Cove, NV 89448

       Re: Hennessy Capital Investment Corp. VIII
           Registration Statement on Form S-1
           Filed December 3, 2025
           File No. 333-291924
Dear Daniel J. Hennessy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Michael P. Heinz